UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Torch Energy Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.    13-4088890
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                                                          (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
               7) SOLE VOTING POWER
NUMBER OF                       37,600
SHARES        ____________________________________________________________
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                none
EACH   _____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                     37,600
WITH   _____________________________________________________________
10) SHARED DISPOSITIVE POWER
       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,600
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                             ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Investors, LLC                13-4126527
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF   37,600
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY               none
EACH   _____________________________________________________________
REPORTING        9) SOLE DISPOSITIVE POWER
PERSON            37,600
WITH   _____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,600
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                       ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Offshore Fund, Ltd. (BVI)
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
_____________________________________________________________________________
                      7)  SOLE VOTING POWER
NUMBER OF                   28,200
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON    28,200
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                       ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Investments, L.P.      20-2871525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) ☒
                            (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                          ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
               7) SOLE VOTING POWER
NUMBER OF                       28,200
SHARES        ____________________________________________________________
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                     28,200
WITH   ____________________________________________________________
10) SHARED DISPOSITIVE POWER
   none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Advisors, LLC     20-0327470
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                            (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                          ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                    56,400
SHARES        ____________________________________________________________
BENEFICIALLY              8) SHARED VOTING POWER
OWNED BY     none
EACH   ____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    56,400
WITH   ____________________________________________________________
                10) SHARED DISPOSITIVE POWER
                               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,400
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.66%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Capital Group, L.P.     13-3635132
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
___________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                    94,000
SHARES        ____________________________________________________________
BENEFICIALLY              8) SHARED VOTING POWER
OWNED BY                      none
EACH   ____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    94,000
WITH   ____________________________________________________________
               10) SHARED DISPOSITIVE POWER
                 none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LNA Capital Corp.       13-3635168
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                94,000
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY                  none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               94,000
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James Mitarotonda
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
             7) SOLE VOTING POWER
NUMBER OF                  94,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON              94,000
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
              none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                       ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alpine Associates, A Limited Partnership    06-0944931
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                       ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
______________________________________________________________________________
                   7) SOLE VOTING POWER
NUMBER OF            273,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                 273,000
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
273,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.17%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN, BD
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alpine Partners, L.P.       22-3528110
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                              ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
______________________________________________________________________________
              7) SOLE VOTING POWER
NUMBER OF                  45,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY                    none
EACH   ____________________________________________________________
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON                  45,000
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                    none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.52%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN, BD
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alpine Associates II, L.P.      20-1476614
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            22,200
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON               22,200
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
              none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                       ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.26%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Palisades Partners, L.P.      13-3456480
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
                                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                              ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                     12,200
SHARES        ____________________________________________________________
BENEFICIALLY                 8) SHARED VOTING POWER
OWNED BY                     none
EACH   ____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                    12,200
WITH   ____________________________________________________________
               10) SHARED DISPOSITIVE POWER
                      none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eckert Corporation       22-2548436
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                              ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                 318,000
SHARES  ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            22,200
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                318,000
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   22,200
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
340,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.96%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Victoria Eckert
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                          ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
              7) SOLE VOTING POWER
NUMBER OF               318,000
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY               22,200
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                318,000
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
              22,200
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
340,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                              ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.96%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gordon A. Uehling, Jr.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒
                                            (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                          ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
7) SOLE VOTING POWER
NUMBER OF                    none
SHARES        ____________________________________________________________
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                12,200
EACH   ____________________________________________________________
REPORTING              9) SOLE DISPOSITIVE POWER
PERSON     none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                12,200
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,200
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Arbitrage & Trading Management Company
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                              ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF           none
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           34,400
EACH   ____________________________________________________________
REPORTING        9) SOLE DISPOSITIVE POWER
PERSON            none
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              34,400
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,400
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 891013104

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert E. Zoellner
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                           (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            34,400
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON               none
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
             34,400
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,400
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                          ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

Item 1.  Security and Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2005, as amended by that Amendment No. 1 filed with the SEC on December 28, 2005 (together, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to units of beneficial interest (the "Units"), of Torch Energy Royalty Trust, a Delaware trust (the "Trust"). The principal executive offices of the Trust are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

Item 2.  Identity and Background.

The second paragraph of Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 446,400 Units, representing approximately 5.19% of the Units presently outstanding.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 47,700 Units and sold an aggregate of 146,500 Units. The amount of funds expended for purchases of Units was approximately $213,817.40 by Alpine Associates, A Limited Partnership, $84,828.20 by Alpine Partners, L.P., $33,504.00 by Alpine Associates II, L.P. and $8,531.20 by Palisades Partners, L.P.

All sales and purchases of Units by the Reporting Entities since the filing of the Statement were made in open market transactions. All transactions effected since the filing of the Statement are described in the Schedule attached hereto. All purchases of Units were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) - (c) of the Statement is hereby amended and restated as follows:

(a) As of the date of this filing, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 37,600 Units, representing approximately 0.44% of the Units presently outstanding based upon the 8,600,000 Units reported by the Trust to be issued and outstanding as of September 30, 2005 in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2005 (the “Issued and Outstanding Units”). As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 37,600 Units owned by Barington Companies Equity Partners, L.P.

As of the date of this filing, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 28,200 Units, constituting approximately 0.33% of the Issued and Outstanding Units. As of the date of this filing, Barington Investments, L.P. beneficially owns 28,200 Units. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI) and the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 28,200 Units owned by Barington Companies Offshore Fund, Ltd. (BVI) and the 28,200 Units owned by Barington Investments, L.P., representing an aggregate of 56,400 Units, constituting approximately 0.66% of the Issued and Outstanding Units. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 28,200 Units beneficially owned by Barington Investments, L.P. and the 28,200 Units owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 37,600 Units owned by Barington Companies Equity Partners, L.P., representing an aggregate of 94,000 Units, constituting approximately 1.09% of the Issued and Outstanding Units. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 37,600 Units owned by Barington Companies Equity Partners, L.P., the 28,200 Units beneficially owned by Barington Investments, L.P. and the 28,200 Units owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 94,000 Units, constituting approximately 1.09% of the Issued and Outstanding Units. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 37,600 Units owned by Barington Companies Equity Partners, L.P., the 28,200 Units beneficially owned by Barington Investments, L.P. and the 28,200 Units owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 94,000 Units, constituting approximately 1.09% of the Issued and Outstanding Units. Mr. Mitarotonda has sole voting and dispositive power with respect to the 37,600 Units owned by Barington Companies Equity Partners, L.P., the 28,200 Units beneficially owned by Barington Investments, L.P. and the 28,200 Units owned by Barington Companies Offshore Fund, Ltd. (BVI). Mr. Mitarotonda disclaims beneficial ownership of any such Units except to the extent of his pecuniary interest therein.

As of the date of this filing, Alpine Associates, A Limited Partnership beneficially owns 273,000 Units, representing approximately 3.17% of the Issued and Outstanding Units. As of the date of this filing, Alpine Partners, L.P. beneficially owns 45,000 Units, representing approximately 0.52% of the Issued and Outstanding Units. As of the date of this filing, Alpine Associates II, L.P. beneficially owns 22,200 Units, representing approximately 0.26% of the Issued and Outstanding Units. As of the date of this filing, Palisades Partners, L.P. beneficially owns approximately 12,200 Units, representing approximately 0.14% of the Issued and Outstanding Units. As the general partner of each of Alpine Associates, A Limited Partnership, Alpine Partners, L.P. and Alpine Associates II, L.P., Eckert Corporation may be deemed to beneficially own the 273,000 Units owned by Alpine Associates, A Limited Partnership, the 45,000 Units owned by Alpine Partners, L.P. and the 22,200 Units owned by Alpine Associates II, L.P., representing an aggregate of 340,200 Units, constituting approximately 3.96% of the Issued and Outstanding Units. As the sole stockholder and director of Eckert Corporation, Ms. Eckert may be deemed to beneficially own the 273,000 Units owned by Alpine Associates, A Limited Partnership, the 45,000 Units owned by Alpine Partners, L.P. and the 22,200 Units owned by Alpine Associates II, L.P., representing an aggregate of 340,200 Units, constituting approximately 3.96% of the Issued and Outstanding Units. As the general partner of Palisades

Partners, L.P., Mr. Uehling may be deemed to beneficially own the 12,200 Units owned by Palisades Partners, L.P., representing approximately 0.14% of the Issued and Outstanding Units. Pursuant to investment advisory agreements with each of Alpine Associates II, L.P. and Palisades Partners, L.P. further described in Item 5(b) below, Arbitrage & Trading Management Company may be deemed to beneficially own the 22,200 Units owned by Alpine Associates II, L.P. and the 12,200 Units owned by Palisades Partners, L.P., representing an aggregate of 34,400 Units, constituting approximately 0.40% of the Issued and Outstanding Units. As the owner and operator of Arbitrage & Trading Management Company, Mr. Zoellner may be deemed to beneficially own the 22,200 Units owned by Alpine Associates II, L.P. and the 12,200 Units owned by Palisades Partners, L.P., representing an aggregate of 34,400 Units, constituting approximately 0.40% of the Issued and Outstanding Units. Eckert Corporation, Ms. Eckert, Mr. Uehling, Arbitrage & Trading Management Company and Mr. Zoellner disclaim beneficial ownership of any such Units except to the extent of their pecuniary interest therein.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the Units reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except as follows:

(1)
Pursuant to an investment advisory agreement between Alpine Associates II, L.P. and Arbitrage & Trading Management Company, Arbitrage & Trading Management Company acts as an investment advisor to Alpine Associates II, L.P. and has the discretion to manage its investment activities. As a result, the 22,200 Units owned by Alpine Associates II, L.P. that may be deemed to be beneficially owned by Eckert Corporation and Ms. Eckert may also be deemed to be beneficially owned by Arbitrage & Trading Management Company and Mr. Zoellner. Therefore, each of Eckert Corporation, Ms. Eckert, Arbitrage & Trading Management Company and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such Units.

(2)
Pursuant to an investment advisory agreement between Palisades Partners, L.P. and Arbitrage & Trading Management Company, Arbitrage & Trading Management Company acts as an investment advisor to Palisades Partners, L.P. and has the discretion to manage its investment activities. As a result, the 12,200 Units owned by Palisades Partners, L.P. that may be deemed to be beneficially owned by Mr. Uehling may also be deemed to be beneficially owned by Arbitrage & Trading Management Company and Mr. Zoellner. Therefore, each of Mr. Uehling, Arbitrage & Trading Management Company and Mr. Zoellner may be deemed to have shared voting and dispositive power with respect to such Units.

Except as set forth above, each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the Units each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such Units. Each such Reporting Entity reports sole voting and dispositive power with respect to such Units based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any Units beneficially owned by any other Reporting Entity.

(c) No person identified in Item 2 hereof has effected any transaction in Units since the filing of the Statement, except to the extent disclosed herein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2006

                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By: Barington Companies Investors, LLC, its general partner

By:/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

/s/ James A. Mitarotonda
James A. Mitarotonda

BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Manager

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:  Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

By: Eckert Corporation, its general partner

By: /s/ Todd Mason
Name: Todd Mason
Title:   Vice President

ALPINE PARTNERS, L.P.
By: Eckert Corporation, its general partner

By: /s/ Todd Mason
Name: Todd Mason
Title:   Vice President

ALPINE ASSOCIATES II, L.P.
By: Eckert Corporation, its general partner

By: /s/ Todd Mason
Name: Todd Mason
Title:   Vice President

PALISADES PARTNERS, L.P.

By: /s/ Gordon A. Uehling, Jr.
Name: Gordon A. Uehling, Jr.
Title:   General Partner

ECKERT CORPORATION

By: /s/ Todd Mason
Name: Todd Mason
Title:   Vice President

/s/ Victoria Eckert
Victoria Eckert

/s/ Gordon A. Uehling, Jr.
Gordon A. Uehling, Jr.

ARBITRAGE & TRADING MANAGEMENT COMPANY

By: /s/ Robert E. Zoellner
Name: Robert E. Zoellner
Title:   President

/s/ Robert E. Zoellner
Robert E. Zoellner

SCHEDULE

This schedule sets forth information with respect to each purchase or sale of Units which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Units sold by Barington Companies Equity Partners, L.P.

Date	Number of Units	Price Per Unit	Cost (*)
3/13/2006	(10,200)	$7.937	$(80,957.40)
3/14/2006	(9,120)	$7.929	$(72,312.48)
3/15/2006	(5,600)	$7.948	$(44,508.80)
3/16/2006	(9,680)	$7.805	$(75,552.40)
3/17/2006	(4,920)	$7.793	$(38,341.56)
3/20/2006	(6,120)	$7.756	$(47,466.72)
3/21/2006	(10,280)	$7.744	$(79,608.32)
3/22/2006	(2,680)	$7.767	$(20,815.56)

Units sold by Barington Companies Offshore Fund, Ltd.

Date	Number of Units	Price Per Unit	Cost(*)
3/13/2006	(7,650)	$7.937	$(60,718.05)
3/14/2006	(6,840)	$7.929	$(54,234.36)
3/15/2006	(4,200)	$7.948	$(33,381.60)
3/16/2006	(7,260)	$7.805	$(56,664.30)
3/17/2006	(3,690)	$7.793	$(28,756.17)
3/20/2006	(4,590)	$7.756	$(35,600.04)
3/21/2006	(7,710)	$7.744	$(59,706.24)
3/22/2006	(2,010)	$7.767	$(15,611.67)

Units sold by Barington Investments, L.P.

Date	Number of Units	Price Per Unit	Cost(*)
3/13/2006	(7,650)	$7.937	$(60,718.05)
3/14/2006	(6,840)	$7.929	$(54,234.36)
3/15/2006	(4,200)	$7.948	$(33,381.60)
3/16/2006	(7,260)	$7.805	$(56,664.30)
3/17/2006	(3,690)	$7.793	$(28,756.17)
3/20/2006	(4,590)	$7.756	$(35,600.04)
3/21/2006	(7,710)	$7.744	$(59,706.24)
3/22/2006	(2,010)	$7.767	$(15,611.67)

Units purchased by Alpine Associates, A Limited Partnership

Date	Number of Units	Price Per Unit	Cost(*)
1/27/2006	7,000	$7.041	$49,287.00
1/30/2006	4,800	$7.123	$34,190.40
1/31/2006	5,600	$7.150	$40,040.00
2/1/2006	7,500	$7.200	$54,000.00
2/2/2006	3,000	$7.200	$21,600.00
2/6/2006	2,000	$7.350	$14,700.00

Units purchased by Alpine Partners, L.P.

Date	Number of Units	Price Per Unit	Cost (*)
1/27/2006	1,200	$7.041	$8,449.20
1/30/2006	8,000	$7.123	$56,984.00
1/31/2006	900	$7.150	$6,435.00
2/1/2006	1,300	$7.200	$9,360.00
2/2/2006	500	$7.200	$3,600.00

Units purchased by Alpine Associates II, L.P.

Date	Number of Units	Price Per Unit	Cost(*)
1/27/2006	600	$7.041	$4,224.60
1/30/2006	2,800	$7.123	$19,944.40
1/31/2006	500	$7.150	$3,575.00
2/1/2006	600	$7.200	$4,320.00
2/2/2006	200	$7.200	$1,440.00

Units purchased by Palisades Partners, L.P.

Date	Number of Units	Price Per Unit	Cost(*)
1/27/2006	200	$7.041	$1,408.20
1/30/2006	1,000	$7.123	$7,123.00

-------------------------------------

(*) Excludes commissions and other execution-related costs.